TASEKO TO RELEASE 2012 YEAR END RESULTS ON FEBRUARY 21, 2013

February 19, 2013 - Vancouver, BC – Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") will release its 2012 year end results after market close on Thursday, February 21, 2013.

The Company will host a telephone conference call and live webcast on Friday, February 22 at 10:30 a.m. Eastern Time (7:30 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. Accompanying presentation slides will be available to download at www.tasekomines.com.

Alternatively, a live webcast with the presentation slides can be accessed at tasekomines.com.

The conference call will be archived for later playback until February 28, 2013 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 86515171.

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.